UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer’s ID (CNPJ) No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. ("Bradesco") communicates to its shareholders, clients and to the market in general that it has entered into a strategic partnership with RCB Investimentos S.A. ("RCB"), one of the leading companies in Brazil’s credit management and recovery market, and with its controller PRA Group Brazil Investimentos e Participações, a company of the PRA Group Inc. ("PRA Group"), a global leader in the acquisition and management of non-performed credits. The operation encompasses:

1.	Bradesco’s acquisition of 65% of the shares issued by RCB, in which the founding individuals will remain as partners and remain ahead of the management of RCB, together with Bradesco;

2.

the constitution of two Investment Funds in Credit Rights (FIDCs) for the acquisition of non-performed credit portfolios, and the management of the recovery of these credits is incumbent upon the RCB. The FIDCs will usually be held by the PRA Group and by the founders, with Bradesco’s minority participation.

As a result of the partnership, Bradesco expects to increase the efficiency of its credit recovery process, as well as actively participate in the acquisition of credit recovery market.

The operation is subject to approval by the competent authorities and other contractual terms commonly used for this type of operation.

Bradesco relied on exclusive financial advice from Banco Bradesco BBI S.A.

Cidade de Deus, Osasco, SP, October 2, 2018

Banco Bradesco S.A.

Denise Pauli Pavarina
Executive Managing Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 2, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.